Exhibit 99.1

Gazit Globe Completes Sale of 1.8 Million Shares of Regency Centers Corporation
for Approximately USD 104 Million (NIS 362 million)

TEL-AVIV, ISRAEL; March 4, 2018 – Gazit-Globe (NYSE/TSX/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced that on February 28, 2018, a wholly-owned subsidiary of the Company sold an aggregate of 1.8 million shares of common stock of Regency Centers Corporation (NYSE: REG) (“Regency”), representing approximately 1.0% of the outstanding share capital of Regency, for an aggregate consideration of approximately $104 million (NIS 362 million).

Following the sale1, the Company holds approximately 14 million shares of Regency common stock, representing approximately 8.2% of the outstanding share capital and voting power of Regency.

The sale has no material impact on the Company's operations and results.

About Gazit-Globe

Gazit-Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties located in urban growth markets in North America, Brazil, Israel, northern, central and Eastern Europe. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2017 Gazit-Globe owns and operates 130 properties, with a gross leasable area of approximately 2.7 million square meters (approximately 30 million sqft) at a total value of approximately NIS 37.5 billion (approximately USD 11 billion). In addition, the Company owns 32.6% of First Capital Realty Inc and following this sale 8.2% of Regency Centers Corporation.

FOR ADDITIONAL INFORMATION

Investors Contact: ir@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

1 In addition to a sale on February 23, 2018 of approximately 90 thousands Regency shares, for approximately $56.58 per share

10 Nissim Aloni st. Tel Aviv 6291924, Israel	T +972.3.6948000	F +972.3.6961910	www.gazit-globe.com